SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)



                              TECHTEAM GLOBAL, INC.
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                    878311109
          -------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Charles Frumberg
                              Emancipation Capital
                                825 Third Avenue
                               New York, NY 10022
                                 (212) 605-0661
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2008
          -------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                    13D                  Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS(ENTITIES ONLY)

            Emancipation Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                137,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                666,566
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                666,566
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                    13D                  Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                137,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                666,566
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                666,566
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                OO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                    13D                  Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                137,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                666,566
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                666,566
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                    13D                  Page 5 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                137,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                666,566
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                666,566
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.17%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                    13D                  Page 6 of 10 Pages


Item 1.           Security and Issuer.

     This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of TechTeam Global, Inc.(the "Issuer"). The principal executive office of the Issuer is located at 27335 W. Eleven Mile Road, Southfield, MI 48034.


Item 2.           Identity and Background.

     (a) This statement is filed by:

         (i) Emancipation Capital, LP, a Delaware limited partnership ("Emancipation Capital");

         (ii) Emancipation Capital, LLC, a Delaware limited liability company ("Emancipation Capital LLC");

         (iii) Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Master Ltd."); and

         (iv) Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management LLC ("Emancipation Management"), which acts as the investment manager of Emancipation Master Ltd. (Emancipation Capital, Emancipation Capital LLC, Emancipation Master Ltd. and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons");

     Emancipation Capital LLC acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg.

     Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 825 Third Avenue, New York, NY 10022.

     (c) The principal business of Emancipation Capital, Emancipation Capital LLC and Emancipation Master Ltd. is investing in securities. Mr. Frumberg serves as managing member of Emancipation Management.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent

CUSIP No. 641144308                    13D                  Page 7 of 10 Pages


jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Frumberg is a US citizen.


Item 3.           Source and Amount of Funds or Other Consideration.

     As of October 30, 2008, the aggregate amount of funds used to purchase the Shares beneficially held by the Reporting Persons was $3,587,336.51. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.


Item 4.           Purpose of Transaction.

     The Reporting Persons acquired their Shares for investment in the ordinary course of business. However, the Reporting Persons believe that the Issuer should take certain actions to maximize shareholder value, as communicated over time by the Reporting Persons to several members of the Issuer's management and Board of Directors. Specifically, the Reporting Persons have indicated that they strongly believe that the Issuer should sell its Government Technology Services business segment. Given recent positive developments and the Issuer's current stock price, the Reporting Persons reiterate this view. The Reporting Persons have indicated to the Issuer that it should use the proceeds of the sale to retire indebtedness and repurchase up to 50% of the Issuer's outstanding shares at a premium via a dutch auction or an Issuer bid. The Reporting Persons believe that these actions would substantially strengthen the Issuer's balance sheet and improve the strategic position of its core business. The results of these actions would be a stronger and more focused business with a highly liquid balance sheet and improved share price. In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management of companies in which they have invested concerning the business and operations of such companies and potential approaches to maximizing shareholder value. The Reporting Persons intend to continue to engage in such discussions with the Issuer and may do so with other holders of the Issuer's Shares and/or third parties as well.

     The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4.


Item 5.           Interest in Securities of the Company.

     (a) As of October 30, 2008, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 6.17% of the Issuer's outstanding Shares. The

CUSIP No. 641144308                    13D                  Page 8 of 10 Pages

aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 10,816,435 Shares outstanding, which is the total number of Shares outstanding as of August 1, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

     (b) The Reporting Persons have the following powers over the Shares reported herein:

                  (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote of 137,000 of the Shares, or an aggregate of 1.27% of the outstanding Shares, and with shared power to dispose or direct the disposition of 137,000 Shares and the equivalent of an additional 529,566 Shares, or an aggregate of 6.17% of the outstanding Shares.

                  (ii) Emancipation Capital LLC: Beneficial owner, with shared power to vote or direct the vote of 137,000 of the Shares, or an aggregate of 1.27% of the outstanding Shares, and with shared power to dispose or direct the disposition of 137,000 Shares and the equivalent of an additional 529,566 Shares, or an aggregate of 6.17% of the outstanding Shares.

                  (iii) Emancipation Master Ltd.: Beneficial owner, with shared power to vote or direct the vote of 137,000 of the Shares, or an aggregate of 1.27% of the outstanding Shares, and with shared power to dispose or direct the disposition of 137,000 Shares and the equivalent of an additional 529,566 Shares, or an aggregate of 6.17% of the outstanding Shares.

                  (iv) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote of 137,000 of the Shares, or an aggregate of 1.27% of the outstanding Shares, and with shared power to dispose or direct the disposition of 137,000 Shares and the equivalent of an additional 529,566 Shares, or an aggregate of 6.17% of the outstanding Shares.

     (c) The following table sets forth all transactions with respect to the Shares (including derivative transactions) effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transaction effected through 4:00 pm, New York City time, on October 29, 2008. All transactions, other than the Swap, were effected in the open market.

Name                   Date         No. of    Price Per    Transaction
                                    Shares    Share        Type
---------------------- ------------ --------- ------------ ---------------------
Emancipation Capital   06/30/2008   1,800     $9.95        Purchase
Emancipation Capital   07/31/2008   10,000    $9.96        Purchase
Emancipation Capital   09/19/2008   1,300     $7.81        Purchase
Emancipation Capital   09/23/2008   500       $7.32        Purchase
Emancipation Capital   09/26/2008   1,000     $7.70        Purchase
Emancipation Capital   10/02/2008   1,000     $7.32        Purchase
Emancipation Capital   10/03/2008   5,740     $7.33        Purchase
Emancipation Capital   10/06/2008   3,854     $6.98        Purchase
Emancipation Capital   10/08/2008   1,000     $6.34        Purchase
Emancipation Capital   10/09/2008   6,000     $5.84        Purchase
Emancipation Capital   10/22/2008   1,000     $5.76        Purchase
Emancipation Capital   10/28/2008   500       $5.74        Purchase
Emancipation Capital   10/29/2008   136,500   $4.33        Purchase

SWAPS

---------------------- ------------ --------- ------------ ---------------------
Emancipation Capital   10/27/2008   529,566   $4.36        Cash-settled equity
                                                           swap

CUSIP No. 641144308                    13D                  Page 9 of 10 Pages


     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On October 27, 2008, Emancipation Capital entered into a contractual agreement with Morgan Stanley & Co. with regard to a cash-settled equity swap (the "Emancipation Swap") that references Shares. In connection with the Emancipation Swap, Emancipation Capital sold 529,556 shares to the swap counterparty. The Emancipation Swap constitutes economic exposure to 529,566 Shares, or 4.90% of the Shares outstanding. The Emancipation Swap has a price of $4.36 and an expiration date of November 1, 2010. This contract may be deemed to give Emancipation dispositive control over the securities of the Issuer but does not give Emancipation direct or indirect voting control over the reference Shares.

     In addition to the agreement referenced above, the Reporting Persons from time to time may enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing.

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 31, 2008 (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit I.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits.

1. Exhibit I - Joint Filing Agreement, dated as of October 31, 2008.

CUSIP No. 641144308                    13D                  Page 10 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2008

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg
------------------------------------

                                   EXHIBIT I

                             JOINT FILING AGREEMENT

                          JOINT ACQUISITION STATEMENT

                           PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 31, 2008

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        ----------------------------
        Name:  Charles Frumberg
        Title: Managing Member

CHARLES FRUMBERG

/s/ Charles Frumberg
------------------------------------